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                         August 3, 2022

       Jonas Grossman
       Chief Executive Officer
       Chardan NexTech Acquisition 2 Corp.
       17 State Street, 21st Floor
       New York, New York 10004

                                                        Re: Chardan NexTech
Acquisition 2 Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed on July 22,
2022
                                                            File No. 333-266273

       Dear Mr. Grossman:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4 filed July 22, 2022

       Form 8-K furnished July 13, 2022
       Exhibit 99.1, page 1

   1.                                                   Refer to pages 37 and
38. We note your presentation of Adjusted EBITDA and your
                                                        disclosure in footnote
2 that you consider operating income to be the nearest GAAP
                                                        financial measure.
Please explain to us how your disclosure complies with Question
                                                        103.02 of the Non-GAAP
Compliance and Disclosure Interpretations. We also note you
                                                        do not disclose or
provide reconciliations of Adjusted EBITDA to the most directly comparable GAAP
measure. Please explain to us how your presentation complies with
                                                        Item 100(a) of
Regulation G.
       U.S. Federal Income Tax Considerations, page 157
 Jonas Grossman
FirstName  LastNameJonas Grossman
Chardan NexTech  Acquisition 2 Corp.
Comapany
August     NameChardan NexTech Acquisition 2 Corp.
       3, 2022
August
Page 2 3, 2022 Page 2
FirstName LastName
2. We note your response to our prior comment 3 in our letter dated July 5, 2022. When counsel elects to file a short form tax opinion, the opinion and the proxy statement/prospectus both must state clearly that the discussion in the proxy
         statement/prospectus constitutes counsel   s opinion. We note that the
tax opinion filed as
         Exhibit 8.1 refers to a "U.S. Federal Income Tax Considerations
Tax Consequences of
         the Merger to Dragonfly Shareholders" section. Please revise to clearly disclose the title of the respective section. Also, please ensure that counsel provides a firm opinion for each material tax consequence, including whether the Merger will qualify as a reorganization, or explains why such an opinion cannot be given. If the opinion is subject to uncertainty, please (1) provide an opinion that reflects the degree of uncertainty (e.g., "should") and explain the facts or circumstances giving rise thereto, and (2) add risk factor and/or other appropriate disclosure setting forth the risks of uncertain tax treatment to investors. For guidance, refer to Staff Legal Bulletin No. 19, Sections III.C.1 and
4.
Unaudited Pro Forma Condensed Combined Financial Information, page 212

3. Your revised disclosures in response to prior comment 6 state that you "preliminarily determined" the earnout shares are not precluded from equity classification. Please provide us your analysis of how you preliminarily determined the earnout shares should be classified in equity. Your response should include references to specific authoritative accounting guidance that supports the basis for your conclusion. Interim Financial Statements - Chardan
Condensed Balance Sheets, page F-22, page F-23

4. Your response to prior comment 9 indicates that you corrected the number of common shares at redemption value outstanding at December 31, 2021; however, we note no changes to the interim balance sheet. As previously requested, please correct the number of common shares at redemption value that were outstanding at December 31, 2021, disclosed under redeemable common stock and under stockholders equity (deficit). It appears you incorrectly revised the annual balance sheets on page F-3 such that now the number of common shares at redemption value that were outstanding at December 31,
         2020, disclosed under redeemable common stock and under stockholders equity (deficit)
         on page F-3, also should be corrected.
Exhibits

5. We note your disclosure in the exhibit index key that "schedules and exhibits" have been omitted from certain exhibits. To the extent you intend to redact information from any exhibit pursuant to Item 601(b)(10)(iv) of Regulation S-K, please revise the applicable footnote to state that certain information has been excluded from relevant exhibits because it is both not material and the type of information that the registrant treats as private or confidential. Additionally, please include a prominent statement on the first page of the redacted exhibit that certain identified information has been excluded from the exhibit because it is both not material and is the type that the registrant treats as private or
 Jonas Grossman
Chardan NexTech Acquisition 2 Corp.
August 3, 2022
Page 3
         confidential.
General

6. We note your response to our prior comment 1 in our letter dated July 5, 2022. Where applicable, please revise to clearly disclose if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.
7. Please clarify the number of securities you are seeking to register under this registration statement. In this regard, we note your disclosures that "This proxy statement/prospectus relates to the issuance by Chardan of shares of New Dragonfly common stock issued in connection with the Merger described herein," and "This proxy statement/prospectus also relates to 40,000,000 New Dragonfly common stock issued as Earnout Shares."
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Heather Clark, Staff Accountant, at (202) 551-3624 or
Anne
McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker, Staff Attorney, at
(202) 551-4985 or Sherry Haywood, Staff Attorney, at (202) 551-3345 with any other questions.



FirstName LastNameJonas Grossman                                Sincerely,
Comapany NameChardan NexTech Acquisition 2 Corp.
                                                                Division of
Corporation Finance
August 3, 2022 Page 3                                           Office of
Manufacturing
FirstName LastName